Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Neovasc Inc. (the “Company”)
13700 Mayfield Place, Suite 2135
Richmond, BC,
V6V 2E4

Item 2.	Date of Material Change

March 26, 2014

Item 3.	News Release

A news release announcing this material change was issued March 26, 2014 and a copy has been filed on SEDAR.

Item 4.	Summary of Material Changes

On March 26, 2014, the Company announced that it had closed the C$25,152,000 bought deal equity financing previously announced on March 3, 2014.

Item 5.	5.1 — Full Description of Material Change

On March 26, 2014, the Company announced that it had closed the C$25,152,000 bought deal equity financing previously announced on March 3, 2014. The financing was underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of the Company’s stock at a price of $6.00 per common share, for gross proceeds to the Company of C$25,152,000. The Company expects to use the net proceeds of the financing to advance the development of the Tiara™ and Reducer™ products and for general corporate and working capital purposes.

5.2 — Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Chris Clark, Chief Financial Officer of the Company, at 604-270-4344.

Item 9.	Date of Report

March 27, 2014.